SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Trans World Entertainment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89336Q100
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336Q100	13D	Page 2 of 8

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,075,571
	8	SHARED VOTING POWER
314,525
	9	SOLE DISPOSITIVE POWER
6,075,571
	10	SHARED DISPOSITIVE POWER
314,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,390,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%
14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.          Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Trans World Entertainment Corporation, a New York corporation (the “Issuer”), whose principal executive offices are located at 38 Corporate Circle, Albany, New York 12203.

Item 2.           Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-2 (“Trust A-2”), Trust A-3 (“Trust A-3”), and Trust A-4 (“Trust A-4 and, collectively with Trust A-2 and Trust A-3, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, three of which are Trust A-2. Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-2. The aggregate purchase price for the shares of Common Stock purchased by Trust A-2 was approximately $8,128.00. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $246,352.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $7,805,619.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $9,831,964.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $3,290,651.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (H9) (“MILGRAT (H9)”), dated as of April 3, 2013, Mr. Miller was named as the trustee to MILGRAT (H9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (H9) were contributed to MILGRAT (H9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (A10) (“MILGRAT (A10)”), dated as of June 3, 2014, Mr. Miller was named as the trustee to MILGRAT (A10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (A10) were contributed to MILGRAT (A10) by its grantor, Catherine C. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (the “Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $773,132.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $16,150.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $212,185.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $35,525.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $34,985.00.

Mr. Miller is the trustee for a certain generation skipping trust, Lloyd I. Miller, III GST (the “Lloyd GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd GST were purchased with funds generated and held by the Lloyd GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Lloyd GST was approximately $35,345.00.

Mr. Miller is the grantor and co-trustee of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was approximately $76,620.00.

Mr. Miller shares investment and dispositive power with his spouse (the “Spouse Account”). All of the Shares held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $140,529.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.            Purpose of the Transaction

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. The purpose of this filing is to state that Mr. Miller has become the beneficial owner of greater than 20% of the Common Stock of the Company.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.           Interest in Securities of the Issuer

(a)     Mr. Miller may be deemed to beneficially own 6,390,096 shares of Common Stock, which is equal to approximately 20.3% of the outstanding shares, based on 31,457,720 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on December 11, 2014. As of the date hereof, 4,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-2, 112,791 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 1,930,967 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 2,321,674 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 5,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, 209,748 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (H9), 257,951 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (A10), 278,494 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the Custody Account, 35,002 of such beneficially owned shares of Common Stock are owned of record by AMIL, 6,000 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Lloyd GST, 24,000 of such beneficially owned shares of Common Stock are owned of record by KSMTR, 36,031 of such beneficially owned shares of Common Stock are owned of record by the Spouse Account, and 1,156,438 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b)      Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-2, Trust A-3, Trust A-4, MILGRAT (H9), MILGRAT (A10), Milfam II, LIMFAM LLC, KSMTR, AMIL, Catherine GST, Kimberly GST, Lloyd GST, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by the Spouse Account and the Custody Account.

(c)      The following table details the transactions effected by Mr. Miller in the past 60 days.

Milfam II

Date of Transaction	Number of Shares Purchased	Price Per Share
November 25, 2014	4,100	$3.10
January 15, 2015	158,465	$3.10

Lloyd I. Miller, III

Date of Transaction	Number of Shares Purchased	Price Per Share
December 8, 2014	25,257	$3.20

Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
January 5, 2015	4,103	$3.14
January 12, 2015	290	$3.20
January 13, 2015	500	$3.20
January 14, 2015	220,607	$3.1725*

Spouse Account

Date of Transaction	Number of Shares Purchased	Price Per Share
January 14, 2015	24,000	$3.175

*The price is a weighted average price. The prices actually paid ranged from $3.15 to $3.20 per share.

KSMTR

Date of Transaction	Number of Shares Purchased	Price Per Share
January 14, 2015	24,000	$3.175

(d)      Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)      Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III